VANC Pharmaceuticals Inc.

Consolidated Financial Statements

For the year ended December 31, 2016.

UNIT 114B (2nd floor) 8988 FRASERTON COURT BURNABY, BC, V5J 5H8 T: 604.318.5465 F: 604.239.0866	Adam Kim ADAM SUNG KIM LTD. CHARTERED PROFESSIONAL ACCOUNTANT

INDEPENDENT AUDITOR’S REPORT

To:the Shareholders of

Vanc Pharmaceuticals Inc.

I have audited the accompanying consolidated financial statements of Vanc Pharmaceuticals Inc.  (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2016, and the consolidated statement of loss and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation  of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained in my audits is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2016, and its financial performance and its cash flow for the year ended December 31, 2016 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying my opinion, I draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date.  This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2015, were audited by another auditor who expressed an unmodified opinion on those statements on April 22, 2016.

“Adam Sung Kim Ltd.”

Chartered Professional Accountant

Burnaby, British Columbia

April 27, 2017

VANC Pharmaceuticals Inc.

Consolidated Statement of Financial Position

For the years ended December 31, 2016 and 2015

(Expressed In Canadian Dollars)

As at	Note	December 31, 2016	December 31, 2015
		$	$
ASSETS

Current Assets
Cash and cash equivalents		427,482	2,135,912
Accounts receivable	4	719,405	113,198
Prepaid expenses and deposits	5	41,144	63,897
Inventories	6	1,056,287	1,140,853
		2,244,318	3,453,860

Equipment	7	31,017	39,345

Total Assets		2,275,335	3,493,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	357,342	246,230
		357,342	246,230

SHAREHOLDERS’ EQUITY
Share Capital	9	16,320,006	15,775,145
Contributed surplus	9	3,952,879	3,212,818
Deficit		(18,354,892)	(15,740,988)
		1,917,993	3,246,975
Total Liabilities and Shareholders’ Equity		2,275,335	3,493,205

Nature of operation and going concern (Note 1)

Subsequent events (Note 18)

Approved and authorized on behalf of the Board of Directors on April 27, 2017:

          “Sukhwinder Bob Rai”                          “Eugene Beukman”

Sukhwinder Bob Rai, CEO & DirectorEugene Beukman, CFO & Director

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statement of Loss and Comprehensive Loss

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

	Note	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
		$	$
Revenue
Sales		2,461,933	561,344	5,713
Customer marketing incentives		(1,448,243)	(410,590)	-
Net sales		1,013,690	150,754	5,713

Cost of Sales		710,912	64,290	2,491

Gross Profit		302,778	86,464	3,222

Expenses
Product registration and development	10	208,784	930	56,143
Selling and Marketing	11	663,822	103,123	9,858
General and administrative	12	840,792	551,723	751,774
Share-based compensation		922,922	630,401	915,211
		2,636,320	1,286,177	1,732,986
Other income (expense)
Interest income		8,480	175	126
Other income		2,952	9,124	4,999
Write-down of inventories	6	(291,794)	-	-
Impairment of intellectual property		-	-	(476,000)
		(280,362)	9,299	(470,884)

Net loss and comprehensive loss for the period		(2,613,904)	(1,190,414)	(2,200,648)

Basic and Diluted Loss Per Share		(0.18)	(0.09)	(0.19)
Weighted Average Number of Common Shares Outstanding-Basic and Diluted		14,907,103	13,961,051	11,818,217

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statement of Changes in Equity

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance, June 30, 2014	9,191,759	10,995,282	85,772	1,931,969	(12,349,926)	663,097
Issued during year ended June 30, 2015:
For cash	1,901,833	1,141,100	-	-	-	1,141,100
For exercise of options	406,250	531,060	-	(274,560)	-	256,500
For exercise of warrants	2,304,928	2,957,245	(84,267)	-	-	2,872,978
Share issuance costs	-	(362,330)	67,553	-	-	(294,777)
Share-based payments	-	-	-	915,211	-	915,211
Net loss	-	-	-	-	(2,200,648)	(2,200,648)
Balance, June 30, 2015	13,804,770	15,262,357	69,058	2,572,620	(14,550,574)	3,353,461
Issued during six months ended December 31, 2015:
For exercise of options	37,500	48,975	-	(29,475)	-	19,500
For exercise of warrants	434,027	463,813	(29,786)	-	-	434,027
Share-based payments	-	-	-	630,401	-	630,401
Net loss	-	-	--	-	(1,190,414)	(1,190,414)
Balance, December 31, 2015	14,276,297	15,775,145	39,272	3,173,546	(15,740,988)	3,246,975
Issued during year ended December 31, 2016:
For exercise of options	400,000	359,863	-	(166,863)	-	193,000
For exercise of warrants	325,000	184,998	(15,998)	-	-	169,000
Change of warrants term	-	-	186,500	-	-	186,500
Share-based payments	-	-	-	736,422	-	736,422
Net loss	-	-	-	-	(2,613,904)	(2,613,904)
Balance, December 31, 2016	15,001,297	16,320,006	209,774	3,743,105	(18,354,892)	1,917,993

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$
Operating activities
Net loss	(2,613,904)	(1,190,414)	(2,200,648)
Adjustment for the following items:
Amortization	14,668	8,513	13,900
Impairment of intellectual property	-	-	476,000
Write-down of inventories	291,794	-	-
Share-based payments	922,922	630,401	915,211

Changes in non-cash working capital items
Accounts receivable	(606,207)	(86,656)	(10,913)
Prepaid expenses and deposits	22,753	323,222	(384,619)
Inventories	(207,228)	(784,564)	(356,289)
Accounts payable and accrued liabilities	111,112	59,106	62,781
Net cash used in operating activities	(2,064,090)	(1,040,392)	(1,484,577)

Investing activities
Purchase of property and equipment	(6,340)	-	(30,846)
Net cash used in investing activities	(6,340)	-	(30,846)

Financing activities
Proceeds from private placement	-	-	1,141,100
Proceeds from exercise of options	193,000	19,502	256,500
Proceeds from exercise of warrants	169,000	434,025	2,872,978
Share issue costs	-	-	(294,777)
Repayment of promissory notes	-	-	(32,978)
Net cash provided by financing activities	362,000	453,527	3,942,823

(Decrease)/increase in cash	(1,708,430)	(586,865)	2,427,400
Cash and cash equivalents, beginning of period	2,135,912	2,722,777	295,377
Cash and cash equivalents, end of period	427,482	2,135,912	2,722,777

Cash and cash equivalents consist of:
Cash	97,372	385,912	711,277
Guaranteed investment certificates	330,110	1,750,000	2,011,500
Cash and cash equivalents	427,482	2,135,912	2,722,777

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The financial statements have been prepared based on accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and can realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the last quarter of fiscal year 2015, or raise additional financing to cover ongoing cash requirements.

The financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Year Ended December 31, 2016	Six Months Ended December 31, 2015
Comprehensive loss	(2,613,904)	(1,190,414)
Deficit	(18,354,892)	(15,740,988)
Working capital	1,886,976	3,207,630

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 70% of its gross sales from four distributors for the year ended December 31, 2016. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2. BASIS OF PRESENTATION

a) Statement of Compliance and basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b) Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

The Company has changed its fiscal year-end from June 30 to December 31. As such, the comparative period ended December 31, 2015 is a stub year, comprised of six months.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

b) Basis of presentation (continued)

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(l). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c) Consistency of presentation

The Company retains the presentation and classification of items in the financial statements from the previous period; however, some items on the statement of operations and comprehensive loss were reclassified to improve the presentation of financial statements.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiary, Vanc Marine Pharmaceuticals Inc. During the reporting period the subsidiary was remained dormant with neither transactions nor balances.

d) Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years. The Company is still in the process of assessing the impact on the financial statements of these new standards:

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management.  IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted.

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

d) Accounting standards issued, but not yet in effective (continued)

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

b) Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

c) Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, quality control testing, inventory management and warehousing fees. A regular review is undertaken to determine the extent of any provision for obsolescence.

d) Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and leasehold improvement, is amortized at 30%.

e) Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

g) Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti dilutive. Basic and diluted loss per share are the same for the periods presented.

h) Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

i) Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. All financial assets and liabilities are recorded at fair value at initial recognition.

The Company classifies its financial instruments as follows:

Cash and equivalentsFair value through profit or loss

Accounts receivableLoans and receivables

Accounts payable and accrued liabilitiesOther financial liability

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Financial instruments (continued)

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than twelve months after the end of the reporting period. These are classified as non-current assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

i) Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Significant accounting estimates and judgments (continued)

Significant judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

4. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2016	December 31, 2015
	$	$
Trade receivables	668,917	81,854
GST receivable	48,242	26,277
Employee advances	2,246	5,067
	719,405	113,198

5. PREPAID EXPENSESS AND DEPOSITS

The closing balance consists of the deposits for inventory purchase and prepaid expense to vendors of $26,198 (December 31, 2015: $138,976), office rent of $8,420 (December 31, 2015: $8,420) and prepaid business insurance of $6,526 (December 31, 2015: $10,708).

6. INVENTORIES

At December 31, 2016, the Company’s inventory consists of the following:

	December 31, 2016	December 31, 2015
	$	$
Work in progress	5,987	242,415
Finished goods	1,050,300	898,438
	1,056,287	1,140,853

During the year ended December 31, 2016, the Company recorded a write-down of $291,794 (2015 - $nil) in inventory.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

7. EQUIPMENT

	Office Furniture and Equipment	Computer equipment	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$	$
Cost
Balance, June 30, 2015	1,702	-	36,822	24,182	62,706
Additions	-	-	-	-	-
Balance, December 31, 2015	1,702	-	36,822	24,182	62,706
Additions	369	3,898	2,074	-	6,341
Balance, December 31, 2016	2,071	3,898	38,896	24,182	69,047

Amortization
Balance, June 30, 2015	592	-	6,579	7,677	14,848
Depreciation	167	-	5,870	2,476	8,513
Balance, December 31, 2015	759	-	12,449	10,153	23,361
Additions	330	1,151	7,085	6,103	14,669
Balance, December 31, 2016	1,089	1,151	19,534	16,256	38,030

Carrying value
Balance, June 30, 2015	1,110	-	30,243	16,505	47,858
Balance, December 31, 2015	943	-	24,373	14,029	39,345
Balance, December 31, 2016	982	2,747	19,362	7,926	31,017

8. ACCOUNTS PAYABLE AND ACCRUALS

The Company’s accounts payable and accrued costs consists of the following:

	December 31, 2016	December 31, 2015
	$	$
Trade accounts payable	100,342	111,166
Accrued liabilities	257,000	135,064
	357,342	246,230

9. SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued: As of December 31, 2016, 15,001,297 (2015: 14,276,297) common shares were issued and outstanding.

On November 1, 2016, the Company consolidated all of the Company’s issued and outstanding common shares on the basis of every 4 old common shares being consolidated into 1 new common share. All figures in the consolidated financial statements are adjusted to reflect the 4:1 share consolidation.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

9. SHAREHOLDERS’ EQUITY (continued)

Issued share capital

Year ended December 31, 2016

During the year ended December 31, 2016, 400,000 shares were issued for the exercise of options, and 325,000 shares were issued for the exercise of warrants.

Stub year ended December 31, 2015

During the six months ended December 31, 2015, 37,500 shares were issued for the exercise of options, and 434,027 shares were issued for the exercise of warrants.

Year ended June 30, 2015

Private placements

On December 10, 2014, the Company closed a non-brokered private placement of 1,901,833 units at a price of $0.60 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $1.00. Finder’s fees of $91,287 cash were paid in addition to the issuance of 152,147 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,533.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of five years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time. Pursuant to the policies of the Exchange, shares issued on exercise of options are restricted from trading during the four-month period subsequent to the date of grant.

The changes in share options including those granted to directors, officers and consultants during the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015 are summarized as follows:

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

9. SHAREHOLDERS’ EQUITY (continued)

	Year Ended December 31, 2016		Six Months Ended December 31, 2015		Year Ended June 30, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	1,303,750	$1.52	1,220,000	$1.08	562,500	$0.44
Options granted	672,500	$1.38	201,250	$1.64	1,063,750	$1.24
Expired/Cancelled	(115,312)	$1.51	(80,000)	$1.80	-	-
Exercised	(400,000)	$0.48	(37,500)	$0.60	406,250	$0.64
Ending Balance	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08
Exercisable	1,184,324	$1.38	1,035,625	$1.52	774,375	$0.76

The following table summarizes information about share options outstanding and exercisable as at December 31, 2016:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.80	19-Feb-17	112,500	112,500
$2.20	15-Apr-17	57,500	57,500
$2.20	05-Jun-17	75,000	75,000
$1.80	09-Sep-17	15,000	11,250
$1.60	30-Dec-17	12,500	11,261
$1.40	17-May-18	37,500	12,375
$1.40	20-Jun-18	50,000	16,500
$1.40	04-Jul-18	75,000	24,750
$1.40	18-Jul-18	12,500	4,125
$0.90	23-Aug-18	10,000	10,000
$0.72	15-Sep-18	12,500	-
$0.52	08-May-19	62,500	62,500
$0.60	14-Nov-19	37,500	37,500
$0.80	18-Dec-19	125,000	125,000
$0.80	08-Jan-20	37,500	37,500
$1.80	15-May-20	37,500	37,500
$1.80	05-Jun-20	145,000	57,500
$1.80	19-Aug-20	80,000	80,000
$1.44	01-Oct-20	6,250	6,250
$1.60	30-Dec-20	50,000	50,000
$1.40	20-Jan-21	409,688	355,313

		1,460,938	1,184,324

The following table summarizes information about share options outstanding and exercisable as at December 31, 2015:

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

9. SHAREHOLDERS’ EQUITY (continued)

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.80	19-Feb-17	112,500	90,000
$2.20	15-Apr-17	57,500	48,125
$2.20	05-Jun-17	75,000	37,500
$1.80	09-Sep-17	15,000	3,750
$1.60	30-Dec-17	50,000	-
$0.40	21-Feb-19	250,000	250,000
$0.52	08-May-19	87,500	87,500
$0.40	25-Jul-19	50,000	50,000
$0.60	14-Nov-19	37,500	37,500
$0.80	18-Dec-19	200,000	200,000
$0.80	08-Jan-20	37,500	37,500
$1.80	15-May-20	50,000	25,000
$1.80	05-Jun-20	145,000	38,750
$1.80	19-Aug-20	80,000	80,000
$1.44	01-Oct-20	6,250	-
$1.60	30-Dec-20	50,000	50,000
		1,303,750	1,035,625

Share-based payments

Share-based payments of $736,422 were recognized during stub year ended December 31, 2016 (December 31, 2015 - $630,401; June 30, 2015 - $915,211) for stock options granted and the vesting of options granted in the prior year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest in equal quarterly increments every six months, with 25% vesting on grant date.

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
Expected life	2.0 – 5.00	4.10	4.10
Volatility	100% - 155%	172%	169%
Dividend yield	0%	0%	1%
Risk-free interest rate	0.47% - 0.58%	0.44%	1.03%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

9. SHAREHOLDERS’ EQUITY (continued)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Year ended December 31, 2016		Six Months ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	1,301,250	$1.24	1,748,136	$1.24	2,950,000	$1.32
Warrants issued	-	-	-	-	1,103,063	$1.00
Expired/Cancelled	(976,250)	$0.50	(12,858)	$1.00	-	-
Exercised	(325,000)	$0.52	(434,027)	$1.00	(2,304,928)	$1.24
Issued and exercisable	-	-	1,301,250	$1.64	1,748,136	$1.24

The share warrants outstanding and exercisable as at December 31, 2016 is nil.

The following table summarizes information about share warrants outstanding and exercisable as at December 31, 2015:

		Outstanding
Expiry date	Exercise Price	December 31, 2015	June 30, 2015
December 11, 2015	$1.00	-	446,886
April 8, 2016	$0.52	325,000	325,000
June 12, 2016(Extended to December 20, 2016)	$2.00	976,250	976,250
Issued and exercisable		1,301,250	1,748,136

On May 31, 2016, the Company received TSX Venture Exchange approval to extend the term of 976,250 common share purchase warrants (the “Warrants”). The original term of the Warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants from $2.00 per share to $1.60 per share. In all other respects, the terms of the Warrants remained unchanged. The incremental fair value of warrant extension was estimated at $186,500. The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
Expected life	0.03 year - 0.56 year	-	1.00
Volatility	75.25%-110.30%	-	179%
Dividend yield	0%	-	0%
Risk-free interest rate	0.61%	-	1.07%

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

10. PRODUCT REGISTRATION AND DEVELOPMENT

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$	$
Payroll	168,964	-	-
Product registration and licensing fees	39,820	930	56,143
	208,784	930	56,143

11. SELLING AND MARKETING EXPENSES

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$	$
Payroll (sales personnel)	329,091	-	-
Marketing and advertising	105,658	103,123	9,858
Distribution	161,304	-	-
Travel	67,769	-	-
	663,822	103,123	9,858

12. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended	Six Months ended	Year ended
	December 31, 2015	December 31, 2015	June 30, 2015

	$	$	$
Management and consulting fees (Note 13)	242,667	155,084	362,727
Payroll	122,330	149,034	54,665
Bad debts	99,000	-	-
Investor relations	70,332	58,024	54,334
Office maintenance	55,168	33,881	51,357
Legal and audit	61,409	37,587	37,806
Travel	34,020	33,961	30,441
Insurance	34,453	25,250	18,366
Seminars and conferences	445	14,582	23,084
Rent	46,050	20,429	48,982
Filing and registration fees	62,130	13,688	53,714
Amortization	14,668	8,513	13,900
Bank service charges	1,330	1,690	1,061
Foreign exchange	(3,210)	-	1,337
	840,792	551,723	751,774

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

13. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended	Six Months ended	Year ended
	December 31, 2016	December 31, 2015	June 30, 2015

		$	$
Accounts payable and accrued liabilities	3,275	699	-

Expenditures:
Management and consulting fees	242,667	154,356	149,667
Rent	-	-	4,500

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the Corporate Secretary.

Rent expenses consist of fees paid to the former CEO.

All related party transactions were in the normal course of business operations.

14. CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2016.

15. COMMITMENT

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

December 31, 2016
$
Within 1 year	38,649
2 years	3,239
41,888

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

b) Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at December 31, 2016, the Company’s financial liabilities were comprised of accounts payableand accrued liabilities of $357,342 (December 31, 2015 - $246,230).

c) Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d) Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

VANC Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

For year ended December 31, 2016

(Expressed In Canadian Dollars)

17. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2016 and six month ended December 31,2015:

	Year Ended December 31, 2016	Six Months Ended December 31, 2015
	$	$
Income (loss) before taxes	(2,613,904)	(1,190,414)
Statutory tax rate	26.0%	26.0%
Expected income tax (recovery)	(679,615)	(309,508)
Non-deductible items	241,475	166,482
Change in estimates	(11,699)	-
Loss expired	-	166,689
Share issue costs	-	(19,205)
Change in deferred tax asset not recognized	449,839	(4,458)
Total income taxes expense (recovery)	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Unrecognized deductible temporary differences as at December 31, 2016 and December 31, 2015 are comprised of the following.

	December 31, 2016	December 31, 2015
	$	$
Non-capital loss carry-forwards	3,170,690	2,715,052
Property and equipment	139,259	135,445
Intangible asset	90,639	90,639
Financing costs	40,777	50,273
	3,441,365	2,991,409
Deferred tax asset not recognized	3,441,365	2,991,409
Net deferred tax asset (liability)	-	-

At December 31, 2016, the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately $12,194,962 (2015: $10,442,959), expiring in various periods from 2026 to 2036.

At December 31, 2016, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

18. SUBSEQUENT EVENTS

On January 27, 2017, the Company granted 300,000 stock options at an exercise price of $0.22 with an expiry date of January 27, 2022 to a CEO of the Company.

On January 27, 2017, the Company cancelled a total of 1,038,750 stock options.